Management's Discussion and Analysis

For the three months ended March 31, 2023

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") for the three months ended March 31, 2023 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2023. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit and Risk Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 10, 2023, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

Business Model and Strategy

Osisko's main focus is on making investments in high quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and the ability to deploy capital.

Highlights - First Quarter of 2023

  23,111 gold equivalent ounces ("GEOs1 ") earned (18,251 GEOs in Q1 20222 );

  Revenues from royalties and streams of $59.6 million ($50.7 million in Q1 2022);

  Cash flows generated by operating activities3  of $45.5 million ($40.5 million in Q1 2022);

  Net earnings3 of $20.8 million, $0.11 per basic share ($16.8 million, $0.10 per basic share in Q1 2022);

  Adjusted earnings4  of $32.6 million, $0.18 per basic share4 ($24.8 million, $0.15 per basic share in Q1 2022);

  Repayment of $15.0 million under the revolving credit facility;

  Increase in the cash balance to $119.1 million as at March 31, 2023; and

  Declaration of a quarterly dividend of $0.055 per common share paid on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

Highlight - Subsequent to March 31, 2023

  Declaration of a quarterly dividend of $0.06 per common share, an increase of 9.1%, payable on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.

______________________________________

1   GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver ounces earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2    Three months ended March 31, 2022 ("Q1 2022").

3    From continuing operations.

4   "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended March 31,
	2023	2022

Gold

Canadian Malartic royalty	7,602	8,112
Eagle Gold royalty	2,001	1,604
Éléonore royalty	1,568	1,020
Island Gold royalty	922	652
Seabee royalty	546	808
Lamaque royalty	474	447
Ermitaño royalty	471	522
Pan royalty	420	368
San Antonio stream	370	-
Bald Mountain royalty	289	280
Others	436	586
	15,099	14,399

Silver

Mantos Blancos stream	3,383	1,774
Sasa stream	957	1,027
Gibraltar stream	620	491
Canadian Malartic royalty	63	94
Others	40	59
	5,063	3,445
Diamonds

Renard stream (i)	2,708	3,025
Others	41	50
	2,749	3,075
Other metals

Kwale royalty and others	200	357

Total GEOs	23,111	21,276

Total GEOs, excluding GEOs earned on the Renard stream until April 30, 2022 (i)	23,111	18,251

(i) Until April 30, 2022, GEOs from the Renard diamond stream were subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until that date.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2023	2022

Gold(i)	$1,890	$1,877
Silver(ii)	$22.55	$24.01

Exchange rate (US$/Can$)(iii)	1.3525	1.2662

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at March 31, 2023, Osisko owned a portfolio of 169 royalties, 12 streams and 3 offtakes, as well as 7 royalty options. Currently, the Company has 20 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	13	7	-	20
Development	14	5	2	21
Exploration and evaluation	142	-	1	143
	169	12	3	184

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR(i) royalty	Au	USA

Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada

Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Éléonore	Newmont Corporation	1.8 - 3.5% NSR royalty	Au	Canada

Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico

Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada

Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada

Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA

Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico

Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Renard(ii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada

Tintic	Osisko Development	2.5% stream	Au, Ag	USA

Outside of North America

Brauna	Lipari Mineração Ltda	1% GRR(iii)	Diamonds	Brazil

Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Kwale	Base Resources Limited	1.5% GRR	Rutile, Ilmenite, Zircon	Kenya

Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile

Matilda(iv)	Wiluna Mining Corporation	1.65% stream	Au	Australia

Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA

Amulsar(v)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia

Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia

Antakori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru

Back Forty	Gold Resources Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA

Cariboo	Osisko Development	5% NSR royalty	Au	Canada

Cascabel	SolGold plc	0.6% NSR royalty	Cu, Au	Ecuador

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico

Copperwood	Highland Copper Company Inc.	1.5% NSR royalty	Cu	USA

Copperwood/White Pine	Highland Copper Company Inc.	3/26th NSR royalty	Ag	USA

Corvette	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada

Dolphin Tungsten	King Island Scheelite Limited	1.5% GRR	Tungsten (W)	Australia

Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada

Hermosa	South 32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA

Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada

Kandiole	Roscan Gold Corp.	1% NSR royalty	Au	Mali

Magino(vi)	Argonaut Gold Inc.	3% NSR royalty	Au	Canada

Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile

Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru

Pine Point	Osisko Metals Incorporated / Appian Natural Resources Fund III LP	3% NSR royalty	Zn	Canada

San Antonio	Osisko Development	15% stream	Au, Ag	Mexico

Spring Valley(vii)	Waterton Global Resource Management	0.5 - 3% NSR royalty	Au	USA

Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya

Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand

White Pine	Highland Copper Company Inc.	1.5% NSR royalty	Cu	USA

Windfall	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) Gross smelter return ("GSR").

(ii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019.

(iii) Gross revenue royalty ("GRR").

(iv) In July 2022, Wiluna Mining Corporation Limited announced the appointment of Voluntary Administrators in Australia. Deliveries under the royalty stream were suspended by the Voluntary Administrator in July 2022.

(v) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vi) The 3% NSR royalty covers a very small portion of the current proposed mine plan.

(vii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Royalty, stream and offtake interests transactions

Potential silver stream - CSA mine

In March 2023, Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of the Company, entered into a definitive silver purchase agreement with Metals Acquisition Corp. ("MAC") with respect to a silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia ("CSA"). MAC announced in March 2022 that it had entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction").

Pursuant to the CSA Silver Stream, Osisko Bermuda will make an upfront cash deposit to MAC of US$75.0 million (the "Silver Deposit").The Silver Deposit will be payable in full on closing of the CSA Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. In the event the silver price averages at least US$25.50 per ounce over the ten business days immediately prior to the closing of the transaction, the Silver Deposit will be increased by US$15.0 million to a total of US$90.0 million.

Osisko Bermuda will be entitled to receive refined silver equal to 100% of payable silver produced from CSA for the life of the mine, effective as of February 1, 2023. Osisko Bermuda will make ongoing cash payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. MAC and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, will provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

MAC has granted Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the later of the seventh anniversary of the closing date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of MAC.

Closing of the CSA Silver Stream is expected in the second quarter of 2023, and is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, MAC closing the financings required to fund the acquisition of CSA, MAC shareholders approving the CSA Acquisition Transaction, and certain regulatory approvals. Osisko Bermuda also agreed to subscribe for US$15.0 million in equity of MAC concurrently with the closing of the CSA Silver Stream.

Potential copper stream - CSA mine

In March 2023, Osisko Bermuda entered into a definitive copper purchase agreement with MAC with respect to a copper stream referenced to production from CSA (the "CSA Backstop Copper Stream").  Pursuant to the CSA Backstop Copper Stream, Osisko Bermuda will make an upfront cash deposit to MAC of up to US$75.0 million (the "Available Copper Deposit"), which MAC may draw in whole or in part to fund any shortfall in the equity financing required to complete the acquisition of CSA.

If the Available Copper Deposit is drawn in full, Osisko Bermuda will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the closing date (the "First Threshold Stream"), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. MAC and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, will provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Backstop Copper Stream.

In conjunction with the CSA Backstop Copper Stream, Osisko Bermuda has agreed to subscribe for up to US$25.0 million in equity of MAC as part of its concurrent equity financing (the "Copper Equity Subscription"). The final amount of the Copper Equity Subscription shall be proportional to the percentage of the Available Copper Deposit drawn by MAC.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Update on main producing assets

Canadian Malartic Royalty (Agnico Eagle Mines Limited)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic mine which is located in Malartic, Québec. On March 31, 2023, Agnico Eagle Mines Limited ("Agnico Eagle") closed its previously announced acquisition of Yamana Gold Inc.'s ("Yamana Gold") Canadian assets, including the other half of the Canadian Malartic mine Agnico Eagle did not already own. The acquisition provides Agnico Eagle with full operational control of the Canadian Malartic mine during the remaining development period of the Odyssey underground project, and with the opportunity to utilize future additional mill capacity at the mine given Agnico Eagle's extensive operations and strategic land positions in the region.

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR royalty on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine. In addition, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2023

On February 16, 2023, Agnico Eagle reported production guidance of 657,000 to 680,000 ounces of gold at Canadian Malartic for the year 2023 (based on reported guidance of 575,000 to 595,000 ounces of gold, assuming 50% ownership by Agnico Eagle for the first three months of 2023 and 100% ownership by Agnico Eagle for the last nine months of the year). The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex.

Update on operations

On April 27, 2023, Agnico Eagle reported gold production in the fist quarter of 2023 of 161,370 ounces compared to 161,018 ounces in the first quarter of 2022. As planned, starting in February 2022, the mill throughput levels were reduced to approximately 51,500 tonnes per day ("tpd") in an effort to optimize the production profile and cash flows during the transition to processing ore from the underground Odyssey project.

The first production blast from the Odyssey underground mine occurred in March 2023, with gold production totaling 2,799 ounces mostly from development ore. Processing of production ore is expected to begin in the second quarter of 2023. Overall, development continues to progress well, with greater than planned development performance. Underground development via ramp access has now passed the bottom of the Odyssey South deposit and has reached the level of the first shaft access point. Mining activities in the Canadian Malartic pit continued to advance as planned and the mining of the Canadian Malartic pit is expected to be completed midway through the second quarter of 2023. Upon depletion of the Canadian Malartic pit, work will be undertaken to prepare for in-pit tailings disposal, which is expected to start in the second half of 2024.

With the closing of the Yamana Gold transaction, Agnico Eagle expects to have up to 40,000 tpd of excess mill capacity at Canadian Malartic starting in 2028. By maximizing the mill throughput on a regional basis, Agnico Eagle believes there is potential to increase future gold production at lower capital costs and with a reduced environmental footprint. Internal evaluations are underway to assess potential production opportunities at the Macassa near surface deposits and the AK deposit, Upper Beaver and other Kirkland Lake satellite deposits, as well as the Wasamac project. The AK and the Upper Beaver deposits are covered by a 2% NSR royalty in favor of Osisko.

The near surface and AK deposits are accessible from an existing surface ramp at Macassa. Production from the near surface deposits is expected to commence later this year, while production from the AK deposit could potentially begin in 2024. Alternatives to process these ores at the LaRonde complex, which is approximately 130 kilometres away, and avoid capital costs associated with a mill expansion at Macassa are under review. Average annual production from these two deposits could potentially be 20,000 to 40,000 ounces of gold, commencing in 2024.

Infill drilling in the AK deposit during the first quarter of 2023 featured highlights of 14.7 g/t Au over 5.3 metres at 295 metres depth in hole KLAK-169 and 13.0 g/t Au over 4.9 metres at 264 metres depth in hole KLAK-171. The AK deposit remains open towards the west and vertically along the west fringe.

Upper Beaver has the potential to be a low-cost mine, with Agnico Eagle evaluating scenarios with annual production of 150,000 to 200,000 ounces of gold with moderate capital outlays and initial production potentially commencing in 2029. Processing scenarios with the potential to reduce initial capital costs are being considered, including transporting the ore to the Canadian Malartic mill for processing. An updated internal technical evaluation of the project is expected to be completed in late 2023.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Reserve and resource estimates

On February 16, 2023, Agnico Eagle reported Proven and Probable mineral reserves of 3.20 million ounces of gold at the Canadian Malartic Complex (106.7 million tonnes grading 0.93 g/t Au), Measured and Indicated resources of 6.17 million ounces of gold (64.2 million tonnes grading 2.99 g/t Au) and Inferred resources of 9.37 million ounces of gold (138.0 million tonnes grading 2.11 g/t Au) as at December 31, 2022.

Canadian Malartic exploration update

At Canadian Malartic, Agnico Eagle expects to spend a total of approximately US$21.8 million for 164,000 metres of drilling in 2023. Exploration at the Odyssey project includes 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional Inferred mineral resources to Indicated mineral resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey's internal zones.

Approximately 22,000 metres of exploration drilling is planned at the adjacent Camflo property (not covered by a royalty in favor of Osisko) to test its near-surface, bulk-tonnage gold mineralization potential. The remaining 40,000 metres of drilling is planned for what Agnico Eagle believes are highly prospective gold targets along the Barnat and East Gouldie corridors on the Canadian Malartic and Rand Malartic properties.

Sixteen drill rigs are currently active on the Canadian Malartic property, including: five underground drills in the Odyssey South and Internal zones; four surface drills focused on expanding and infilling the East Gouldie mineralization; four drill rigs investigating new regional targets around the Odyssey mine and Canadian Malartic mines; and three drill rigs investigating near-surface targets at the Camflo property (the latter being not covered by an Osisko royalty). Exploration drilling also continued to investigate the broader East Gouldie mineralized zone and extended the zone laterally to the east and to the west. Regional exploration drilling was mostly focused on a first phase of investigation of the near-surface potential around the past-producing Camflo mine located 4.0 kilometres northeast of the Odyssey mine infrastructure. The Company is planning to provide an update on the Odyssey mine with an internal study as well as exploration results and exploration plans on the larger Canadian Malartic land package in June 2023.

For additional information, please refer to Agnico Eagle's press release dated April 27, 2023 entitled "Agnico Eagle Reports First Quarter 2023 Results - Strong Operational Results with Record Safety Performance; Optimization Activities Progressing Well in the Abitibi Gold Belt; 2022 Sustainability Report Released; Yamana transaction and San Nicolas Joint Venture Transaction Closed" and Agnico Eagle's press release dated February 16, 2023 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2022 Results - Larger Asset Portfolio Drives Record Annual Gold Production, Operating Cash Flow and Global Mineral Reserves; Updated Three Year Guidance Provided; 2023 Focus on Optimizing Detour Lake and Canadian Malartic and Leveraging Excess Mill Capacity in the Abitibi Region to Advance Key Pipeline Projects", both filed on www.sedar.com.

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile, which is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive refined silver equal to 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (4.9 million ounces have been delivered as at March 31, 2023), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Update on operations

During the first quarter of 2023, Capstone's focus at Mantos Blancos was on preventative maintenance in order to increase reliability and improve online time of the sulphide concentrator plant. Average throughput during the quarter was 16,023 tpd (compared to 15,246 tpd in the fourth quarter of  2022), including 18 days operating at the nameplate capacity of 20,000 tpd and an average throughput rate of 19,000 tpd in February. Capstone expects the plant to operate at nameplate capacity on a more consistent and sustainable basis in the very near future. Delivery of refined silver to Osisko Bermuda under the silver stream occurs approximately two months post-production at the Mantos Blancos mine. As a result, Osisko Bermuda expects to see stronger deliveries under the stream in the latter half of 2023.

Capstone is currently evaluating the potential to increase throughput of the Mantos Blancos sulphide concentrator plant from 7.3 million tonnes per year to 10.0 million tonnes per year using existing underutilized ball mills and process equipment. The Mantos Blancos Phase II feasibility study is expected to be released in the second half of 2023, and the environmental DIA application was submitted in August 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

For additional information, please refer to Capstone's press release dated May 3, 2023 entitled "Capstone Copper Reports First Quarter 2023 Results", filed on www.sedar.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp. ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada.

Guidance - 2023

On February 22, 2023, Victoria reported 2023 production guidance of 160,000 - 180,000 ounces of gold at the Eagle Gold mine. The seasonality experienced in 2021 and 2022, where gold production was lower in the first half of the year compared to the last half of the year, is expected to be reduced in 2023 as the gold in inventory, primarily on the heap leach pad, is higher at the end of 2022. Furthermore, regularly scheduled maintenance periods, which were previously weighted to the first quarter, are expected to be reduced and spread over the year.

Update on operations

On April 5, 2023, Victoria reported production of 37,619 ounces of gold in the first quarter of 2023 compared to 24,358 ounces of gold in the first quarter of 2022. The company's first quarter operations plan for 2023 included a ramp up to full stacking of ore on the heap leach pad during the quarter. Prior to 2023, there was a cessation of stacking during the first quarter due to seasonally cold temperatures. Victoria has successfully demonstrated that year-round stacking of ore on the heap leach pad is operationally achievable.

Gold production in the first quarter of 2023 was, as expected, seasonally impacted with no active side slope leaching activities and production was also impacted by lower than planned stacking rates in the fourth quarter of 2022. Gold production was 55% higher in the first quarter of 2023 compared to the same period last year. Tonnes stacked on the heap leach pad in the first quarter of 2023 were 133% higher compared to the first quarter of 2022. Total tonnes mined were 44% higher in the first quarter of 2023 compared to the same period last year. Both gold grade and metallurgical recoveries continue to reconcile well against the Eagle Gold reserve model.

Update on Exploration

On February 24, 2023, Victoria released an updated technical report on Eagle Gold, including an updated life of mine plan. The updated life of mine plan highlights average gold production of 202,000 ounces per year over the first 8 years, with peak production of 219,000 in 2025 and a throughput increase to steady-state level of 11.5 million tonnes per year during 2025. Ultimate life of mine recovery is projected to be 76.2% and over 2.0 million ounces of gold are forecast to be produced over the remaining mine life. Increased production is achievable utilizing the existing crushing and conveying circuit and mining fleet. The Eagle Gold orebody continues to reconcile well with the reserve model and gold production is in line with original recovery expectations.

A notable improvement from the 2019 Eagle Technical Report has been increasing the crush size from a target P80 of 6.5 mm to 12-14 mm with no appreciable reduction in gold recovery. In addition, the total leach time is longer than initially estimated and operational results indicate that the ultimate gold recovery will likely be modestly higher than the recovery projected in the 2023 Eagle Technical Report.

The mineral inventory for Eagle and Olive remain comparable to the 2019 Eagle Technical Report Reserves after depletion with Proven and Probable mineral reserves of 124 million tonnes grading 0.65 g/t Au for 2.58 million ounces of gold. The decrease in tonnage from the 2019 mineral reserves represents depletion from mining through December 31, 2022 and minor differences from cut-off grade adjustments. Since the commencement of operations, the Eagle mineral reserve estimate has reconciled well to mining actuals.

For additional information, please refer to Victoria's press release dated April 5, 2023 entitled "Victoria Gold: Eagle Gold Mine Q1 2023 Operational Highlights", Victoria's press release dated February 24, 2023 entitled "Victoria Gold: Eagle Gold Mine Updated Technical Report" and Victoria's press release dated February 22, 2023 entitled "Victoria Gold: 2022 Fourth Quarter & Full Year Results"Victoria's press release, all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2023

On February 23, 2023, Newmont provided 2023 guidance for the Éléonore mine of 265,000 to 295,000 ounces of gold.

Update on operations and reserve and resource estimates

On April 27, 2023, Newmont announced production of 66,000 ounces of gold at Éléonore during the first quarter of 2023, compared to 46,000 ounces in the first quarter of 2022, an increase of 43% resulting mostly from higher mill throughput and ore grade milled.

On February 23, 2023, Newmont reported Proven and Probable reserves comprising 9.4 million tonnes grading 5.22 g/t Au for 1.57 million ounces of gold.

For additional information, please refer to Newmont's press release dated April 27, 2023 entitled "Newmont Delivers on First Quarter 2023 Expectations, Remains on Track to Achieve Full Year Guidance; Declares $0.40 First Quarter Dividend", Newmont's press releases dated February 23, 2023 entitled "Newmont Achieves 2022 Guidance; Provides Stable 2023 and Improving Longer-Term Outlook; Declares $0.40 Fourth Quarter Dividend" and "Newmont Announces Increased 2022 Mineral Reserves of 96 Million Gold Ounces and 68 Million Gold Equivalent Ounces", all filed on www.sedar.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2023

On February 9, 2023, SSR Mining reported that it expects to produce between 100,000 to 110,000 ounces of gold at Seabee in 2023 and 95,000 to 105,000 ounces of gold in 2024 and 2025. Production is expected to be 55% weighted to the second half of the year, as processed grades are expected to be lowest in the first and second quarters of 2023 before improving in the second half. In 2023, no contribution is currently expected from the high-grade zone mined in the first quarter of 2022. An exploration drive completed late in the third quarter of 2022 is currently testing the potential continuation of this zone for future mining, but delineation efforts are not sufficiently advanced to be incorporated into the 2023 production plan. Seabee's exploration and resource development budget has been increased by approximately 40% in 2023 relative to 2022, with a focus on delivering further mineral resource conversion success to expand and extend the current life of mine plan.

Update on operations

On May 4, 2023, SSR Mining announced gold production of 15,768 ounces in the first quarter of 2023 compared to 52,582 ounces in the first quarter of 2022, primarily a result of lower grade ore milled. Plant throughput in the first quarter of 2023 averaged approximately 1,250 tpd, highlighting the ongoing success of continuous improvement initiatives at the site. However, underground mining was impacted by now-resolved equipment downtime that altered the mine sequencing schedule. Seabee's production remains 55% weighted to the second half of the year, as processed grades are expected to trend back in line with Seabee's mineral reserve grade over the full year.

Reserve and resource estimates

On February 23, 2022, SSR Mining announced a mine life extension at the Seabee mine to 2028 based on an updated mineral reserve estimate of 2.7 million tonnes grading 6.72 g/t Au for 580,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated resources totaling 0.87 million tonnes grading 12.85 g/t Au for 359,000 ounces of gold, or the Inferred resources totaling 2.75 million tonnes grading 6.05 g/t Au for 536,000 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of mineral reserve replacement that SSR Mining expects to continue into the future.

On February 9, 2023, SSR Mining noted that the forthcoming mineral reserve and mineral resource update is not expected to incorporate any developments since the December 31, 2021 effective date of SSR Mining's 2021 mineral reserve and mineral resource statement. Accordingly, the 2022 mineral reserve and mineral resource will solely reflect depletion that occurred through 2022 mining activity. Material updates, if any, would be incorporated into new technical report summaries should the ongoing technical work so require.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

For more information, refer to SSR Mining's press release dated May 4, 2023 entitled "SSR Mining Reports First Quarter 2023 Results", SSR Mining's press release dated February 9, 2023 entitled "SSR Mining Achieves Revised 2022 Production Guidance and Updates Three-Year Outlook" and SSR Mining's press release dated February 23, 2022 entitled "SSR Mining Reports Fourth Quarter and Full Year 2021 Results", all filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased for inflation annually from 2017 (currently US$6.21 per ounce).

Update on operations

On April 12, 2023, Central Asia reported 56,989 ounces of payable silver to Osisko for the first quarter of 2023 compared to 74,795 in the first quarter of 2022.

For more information on the Sasa mine, refer to Central Asia's press release dated April 12, 2023, entitled "Q1 2023 Operations Update" available on their website at www.centralasiametals.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2023

On January 12, 2023, Alamos reported its 2023 guidance for Island Gold of 120,000 to 135,000 ounces of gold. Production guidance for Island Gold has increased 6% for 2023 and 3% for 2024 (145,000 to 160,000 ounces of gold), relative to its previous three-year guidance, reflecting increased grades. Gold production in 2023 is expected to remain at similar levels as 2022 with similar grades, mining and processing rates. As outlined in the Phase 3+ Expansion Study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and increase in mining rates toward the latter part of 2025 are expected to drive another increase in production in 2025. Mining rates are expected to increase in 2026 following the completion of the Phase 3+ Expansion, driving a more significant increase in production.

Update on operations

On April 26, 2023, Alamos reported that Island Gold produced 32,900 ounces of gold in the first quarter of 2023, compared to 24,500 ounces of gold in the first quarter of 2022, an increase of 34% reflecting higher grades mined and tonnes processed, while continuing to make significant progress on the Phase 3+ Expansion including the start of construction of the hoist house and other shaft infrastructure.

Update on expansions

As reported by Alamos on January 12, 2023, capital spending at Island Gold (excluding exploration) is expected to be between $210 million and $235 million in 2023 as spending on the Phase 3+ Expansion ramps up. The first half of 2023 will focus on construction of the hoist house and headframe, with the sinking of the shaft expected to commence in the latter part of the year. Capital spending is expected to be weighted earlier in the year with approximately 55% of the full year budget planned to be spent in the first half of the year. Consistent with the Phase 3+ Expansion Study, capital spending is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.

Reserves and resources

On February 21, 2023, Alamos announced that combined mineral reserves and resources at Island Gold increased 4%, net of mining depletion. This marked the seventh consecutive year combined mineral reserves and resources have grown with grades also increasing over that time frame. Mineral reserves increased 9% to 1.5 million ounces (4.2 million tonnes grading 10.78 g/t Au) in 2022, net of mining depletion. Mineral reserve additions totaled 267,000 ounces of gold, which more than offset mining depletion of 142,000 ounces of gold. Mineral reserve grades also increased 6% to 10.78 g/t Au, reflecting the conversion of higher-grade mineral resources in the Island West, Main and East areas. Measured and Indicated mineral resources were estimated at 0.3 million ounces of gold (1.3 million tonnes grading 7.09 g/t Au) and Inferred mineral resources were estimated to 3.5 million ounces of gold (8.1 million tonnes grading 13.61 g/t Au).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Exploration update

On January 12, 2023, Alamos reported that a total of $14 million has been budgeted primarily for underground exploration at Island Gold in 2023. This is down from the 2022 budget of $22 million, reflecting the transition from higher cost surface directional drilling to a more cost effective underground drilling program. For the past several years, the exploration focus has been on adding high-grade mineral resources at depth in advance of the Phase 3+ Expansion study, primarily through surface directional drilling. This exploration strategy has been successful in nearly tripling the mineral reserve and resource base since 2017. With an 18-year mine life, and with work on the expansion ramping up, the focus will be shifting to an underground drilling program that will leverage existing underground infrastructure. This drilling is much lower cost on a per metre basis, is less technically challenging, and requires significantly fewer metres per exploration target. The underground exploration drilling program has been expanded from 27,500 metres in 2022 to 45,000 metres in 2023. The program is focused on defining new mineral reserves and resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade mineral reserve and resource additions would be low cost to develop and could be incorporated into the mine plan and mined within the next several years.

For more information, refer to Alamos' press release dated January 12, 2023 entitled "Alamos Gold Reports Record Fourth Quarter 2022 Production and Provides Three-Year Production and Operating Guidance" and Alamos' press release dated February 21, 2023 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2022", and Alamos' press release dated April 26, 2023 entitled "Alamos Gold Reports First Quarter 2023 Results", all filed on www.sedar.com.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a silver stream referenced to Taseko Mines Limited's ("Taseko") attributable portion of production from the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Taseko will deliver to Osisko an amount of refined silver equal to 75% of the payable silver production at Gibraltar until 5.9 million ounces of silver have been delivered and 35% of the payable silver produced at Gibraltar thereafter. There is no cash transfer price payable by Osisko at the time of delivery for the silver ounces delivered. As of March 31, 2023, a total of 1.1 million ounces of silver have been delivered under the stream agreement.

On January 6, 2023, Taseko announced that mill throughput in October and November averaged above design capacity, but production in December was impacted by unplanned mill downtime, including a sitewide power outage late in the month. Although the power outage was only 24 hours in duration, the severe cold temperatures froze a number of essential systems in the mills, which delayed the restart of milling operations for several days. Milling operations returned to full capacity by the end of the month, with no damage to any critical systems, however, mill throughput averaged only 63,000 tons per day in December, compared to 88,000 tons per day in October and November. Mining operations have advanced deeper into the Gibraltar pit and were largely unaffected by the above mentioned severe winter weather and power outage. With milling operations stabilized, Taseko expects improved production in the first quarter of 2023 and a more consistent quarterly production profile through 2023.

For more information, refer to Taseko's press release dated January 6, 2023 entitled "Taseko Announces 2022 Sales and Production Results for the Gibraltar Copper Mine", filed on www.sedar.com.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko is now a 35.1% shareholder of the company holding the Renard diamond mine, which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment equal to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Update on operations

On April 29, 2022, the diamond stream was reactivated, and the streamers ceased to reinvest proceeds into the Stornoway bridge facility. In the first quarter of 2023, Stornoway sold 448,000 carats at an average price of US$119 per carat ($161 per carat) and Osisko received US$3.4 million ($4.6 million) in net proceeds from its Renard stream.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time, in equity of companies where it holds a royalty, stream or other interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or other interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Development and Osisko Mining Inc. ("Osisko Mining").

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the three months ended March 31, 2023, Osisko did not acquire or dispose of any equity investments (acquisitions of equity investments of $0.6 million during the first three months of 2022).

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at March 31, 2023 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$

Associates	318,460	445,024
Other	16,899	16,899
	335,539	461,923

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2023.

Main Investments

The following table presents the main investments of the Company in marketable securities as at March 31, 2023:

Investments	Number of Shares Held	Ownership
		%

Osisko Development	33,333,366	39.9
Osisko Mining	50,023,569	13.0

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Osisko Development Corp.

Osisko Development is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Trixie property in Utah, United States. Osisko owns a 5% NSR royalty on the Cariboo gold project, a 15% gold and silver stream on the San Antonio gold project and a 2.5% metals stream on the Trixie property.

The Cariboo gold project has Probable mineral reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated mineral resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and an Inferred mineral resource of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au). Osisko Development started an Environmental Assessment Process in the spring of 2019 for Cariboo. Cariboo has completed several milestones with regards to permitting and receipt of the final permits is anticipated in the fourth quarter of 2023. A NI 43-101 compliant feasibility study was filed in January 2023, which outlined an average annual gold production of 163,695 ounces over a 12-year mine life, an after-tax net present value of $502 million at a 5% discount rate and an internal rate of return (unlevered) of 20.7% at US$1,700 per ounce of gold. Phase 1 envisions a 1,500 tpd operation producing 72,501 ounces of gold for the first three years and Phase 2 envisions a 4,900 tpd operation producing 193,798 ounces of gold per year for the remaining mine life.

In January 2023, Osisko Development announced an initial mineral resource estimate for the Trixie deposit ("Trixie"), on the Tintic property. Measured and Indicated mineral resources were estimated at 213,000 ounces of gold and 385,000 ounces of silver (236,000 tonnes grading 28.08 g/t Au and 50.77 g/t Ag) and Inferred mineral resources were estimated at 243,000 ounces of gold and 530,000 ounces of silver (385,000 tonnes grading 19.64 g/t Au and 42.82 g/t Ag). Approximately 68% of the 1,390 metre Trixie underground decline ramp has been completed as of March 31, 2023. The decline will significantly improve access to the underground workings, enable bulk extraction at higher tonnage, expand potential underground exploration target areas and provide sufficient flexibility to complete additional programs targeting mineral resource growth potential beyond the 625 level.

On June 30, 2022, Osisko Development announced an initial resource estimate at San Antonio comprising 14.9 million tonnes grading 1.2 g/t Au for 576,000 ounces of gold in the Indicated resource category plus 16.6 million tonnes grading 1.0 g/t Au for 544,000 ounces of gold in the Inferred resource category. On April 29, 2023, Mexico’s Senate approved a wide-ranging reform of laws governing the mining industry, including a requirement that companies pay a percentage of profits to various stakeholders. The new mining law reduces the maximum length of concessions from 50 to 30 years, and may allow authorities to cancel concessions if no work is done on them within two years. Osisko Development is closely monitoring the situation and will continue to assess the impact on its Mexican assets.

On March 2, 2023, Osisko Development announced the closing of a bought deal financing for an aggregate 7.8 million units at a price of $6.60 per unit for gross proceeds of $51.8 million, including the full exercise of the over-allotment option. Net proceeds are intended to advance the development of Cariboo and Trixie, and for general corporate purposes.

As at March 31, 2023, the Company held 33,333,366 common shares representing a 39.9% interest in Osisko Development (44.1% as at December 31, 2022). The Company concluded that it exercises significant influence over Osisko Development and accounts for its investment using the equity method since October 1, 2022.

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedar.com and on their website (www.osiskodev.com).

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall gold project ("Windfall"). Osisko holds a 2.0% - 3.0% NSR royalty on Windfall.

In August 2022, Osisko Mining provided an updated mineral resource estimate on the Windfall gold project. Measured and Indicated resources are estimated at 4.1 million ounces of gold, an increase of 26% (11.1 million tonnes at an average grade of 11.4 g/t Au (cut-off grade of 3.5 g/t Au)). Inferred resources are estimated at 3.3 million ounces of gold (12.3 million tonnes at an average grade of 8.4 g/t Au).

In November 2022, Osisko Mining released the feasibility study results for Windfall, highlighting average annual production of 306,000 ounces of gold at an average fully diluted grade of 8.1 g/t Au, an after-tax net present value of $1.2 billion at a 5% discount rate and an internal rate of return of 34%. Project financing plans are expected to be announced in the first half of 2023 with a production decision in 2024.

On February 28, 2023, Osisko Mining announced the completion of a "bought deal" private placement of an aggregate of 32,260,000 units of the corporation at a price of $3.10 per unit for gross proceeds of approximately $100 million, including the exercise in full of the underwriters' option.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

On March 16, 2023, Osisko Mining announced that it has signed a definitive agreement with Miyuukaa Corp. ("Miyuukaa"), a wholly-owned corporation of the Cree First Nation of Waswanipi, with respect to the construction of proposed transmission facilities and the transport of hydroelectric power to Windfall. Construction work commenced during the first quarter of 2023 and is projected to take 12 months to complete.

On March 29, 2023, Osisko Mining announced submission of its Environmental Impact Assessment for Windfall, an important milestone highlighting the start of the permitting and authorization process for the project ahead of a production decision in 2024.

On May 2, 2023, Osisko Mining announced that it has concluded a 50/50 joint venture agreement with a subsidiary of Gold Fields Limited ("Gold Fields") for the joint ownership and development of Windfall. Pursuant to the terms of the agreement, Gold Fields acquired a 50% interest in Windfall for an aggregate consideration of $600 million in cash to Osisko Mining, including $300 million on signing. The agreement also requires Gold Fields to sole fund up to $75 million in contributions for regional exploration. With the proceeds from this transaction, Osisko Mining is now fully-funded for its share of development capital to bring Windfall into production.

For more information, please refer to Osisko Mining's press releases and other public documents available on www.sedar.com and on their website (www.osiskomining.com).

As at March 31, 2023, the Company held 50,023,569 common shares representing a 13.0% interest in Osisko Mining (14.4% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Sustainability Activities

As a capital provider, the Company bears significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders. The Company continuously looks for ways to improve Osisko's sustainability initiatives directly and indirectly via its mining partners.

Throughout 2022 and the first quarter of 2023, the Company made several advancements on sustainability initiatives. Osisko maintained a leading position with MSCI and Sustainalytics, enhanced and further diversified its Board of Directors with two new independent members, Ms. Edie Hofmeister and Mr. Robert Krcmarov, announced four high quality royalty/stream transactions with responsible mining partners, some of which included social commitments to host communities, increased its charitable donations, maintained a zero incident record in both heath and safety and breaches its Code of Conduct, and took up its 20% participation right in Carbon Streaming Corporation's ("Carbon Streaming") Magdalena Bay Blue carbon project ("Magdalena Bay Project").

The Magdalena Bay Project is a mangrove forest and associated marine habitat conservation project operated by Fundación MarVivo Mexico, A.C. and MarVivo Corporation. The Magdalena Bay Project is located in Magdalena Bay in Baja California, Mexico, home to a large diversity of sharks, whales and a variety of other species, many of which are listed as endangered. Once implemented, it is expected to be one of the largest blue carbon conservation projects in the world. The Magdalena Bay Project is expected to reduce greenhouse gas emissions by approximately 25 million tCO2e during its 30-year project life and generate an equivalent amount of blue carbon credits.  As part of the transaction, Osisko has funded $1.2 million towards the development of the project and will receive a stream of 40,000 carbon credits annually or 4% of annual production. The Magdalena Bay Project is currently in development and initial credit issuance is expected in 2024.

Dividends

On February 23, 2023, the Board of Directors declared a quarterly dividend of $0.055 per common share paid on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Normal Course Issuer Bid

In December 2022, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 18,293,240 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2022 until December 11, 2023. Daily purchases will be limited to 81,963 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2022, being 327,853 Common Shares.

During the three months ended March 31, 2023, the Company did not purchase any common shares under the NCIB program (347,492 common shares for $4.9 million during the three months ended March 31, 2022).

Gold Market and Currency

Gold Market

Gold prices were volatile during the first quarter of 2023, fluctuating in a range of US$183 per ounce. Gold closed the first quarter at US$1,980 per ounce, up US$168 per ounce compared to the closing price of the fourth quarter of 2022. Gold price averaged US$1,890 per ounce in the first quarter of 2023 compared to US$1,877 per ounce in the first quarter of 2022.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2023 - Q1	$1,994	$1,811	$1,890	$1,980
2022	2,039	1,629	1,800	1,812
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515

In Canadian dollar terms, the average gold price per ounce averaged $2,617 in the first quarter of 2023 compared to $2,377 in the first quarter of 2022. The gold price closed the first quarter of 2023 at US$2,679 per ounce, up $224 per ounce from December 31, 2022.

Currency

The Canadian dollar traded between 1.3312 and 1.3807 in the first quarter of 2023 to close at 1.3533 compared to 1.3544 on December 31, 2022. The Canadian dollar averaged 1.3525 in the first quarter of 2023, compared to 1.2662 in the first quarter of 2022. The Bank of Canada took a pause and held its current overnight rate at 4.50% at its March meeting following a 25 basis points increase in January, bringing the cumulative increase since 2022 to 425 basis points.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close

2023 - Q1	1.3807	1.3312	1.3525	1.3533
2022	1.3856	1.2451	1.3013	1.3544
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended March 31,
	2023	2022
	$	$

Revenues	59,587	50,689
Cost of sales	(4,041)	(3,181)
Depletion	(13,495)	(11,298)
Gross profit	42,051	36,210

Operating income	34,346	29,953

Net earnings from continuing operations	20,848	16,804
Net loss from discontinued operations (2)	-	(22,333)
Net earnings (loss)	20,848	(5,529)

Net earnings per share from continuing operations (3)
Basic and diluted	0.11	0.10

Total assets	2,008,740	2,892,715
Total long-term debt	134,370	414,361

Average realized price of gold (per ounce sold)
In C$ (4)	2,562	2,380
In US$	1,890	1,882

Operating cash flows from continuing operations	45,450	40,507
Operating cash flows used by discontinued operations	-	(16,897)
Operating cash flows	45,450	23,610

Dividend per common share	0.055	0.055

Weighted average shares outstanding (in thousands)
Basic	184,719	166,926
Diluted	185,443	167,278

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS. Please also refer to the Basis of Presentation section of this MD&A for more details.

(2) The net loss from discontinued operations is related to the activities of Osisko Development. Please also refer to the Basis of Presentation section of this MD&A for more details.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

(4) Using actual exchange rates at the date of transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Overview of Financial Results

Financial Summary - First Quarter of 2023

  Revenues from royalties and streams of $59.6 million compared to $50.7 million in Q1 2022;

  Gross profit of $42.1 million compared to $36.2 million in Q1 2022;

  Operating income of $34.3 million compared to $30.0 million in Q1 2022;

  Net earnings from continuing operations of $20.8 million or $0.11 per basic share compared to $16.8 million or $0.10 per basic share in Q1 2022;

  Adjusted earnings5  of $32.6 million or $0.18 per basic share5 compared to $24.8 million or $0.15 per basic share in Q1 2022; and

  Operating cash flows provided by continuing operations of $45.5 million compared to $40.5 million in Q1 2022.

Revenues from royalties and streams increased to $59.6 million in the first quarter of 2023 compared to $50.7 million in the first quarter of 2022, mostly as a result of higher deliveries and payments under the royalty and stream agreements.

Gross profit amounted to $42.1 million in the first quarter of 2023 compared to $36.2 million in the first quarter of 2022. Cost of sales increased in the first quarter of 2023 to $4.0 million as a result of higher deliveries. Depletion increased from $11.3 million to $13.5 million in the first quarter of 2023, also as a result of higher deliveries.

In the first quarter of 2023, the Company generated an operating income of $34.3 million compared to $30.0 million in the first quarter of 2022.

General and administrative ("G&A") expenses increased in the first quarter of 2023 from $4.8 million to $6.2 million, mostly as a result of general inflation in professional services, increased share-based compensation, lower costs recoveries from associates and increased activities.

Business development expenses were relatively stable at $1.5 million in the first quarter of 2023 compared to $1.4 million in the first quarter of 2022.

In the first quarter of 2023, the Company generated net earnings from continuing operations of $20.8 million compared to $16.8 million in the first quarter of 2022. The increase in net earnings is mostly the result of a higher gross profit, higher interest income, lower finance costs and a non-cash net gain on investments (which includes a non-cash gain on dilution on investments of $4.8 million, partially offset by a change in fair value of financial assets at fair value through profit and loss), partially offset by a share of loss of associates (compared to a share of income in the first quarter of 2022).

Adjusted earnings5 were higher at $32.6 million in the first quarter of 2023, compared to $24.8 million in the first quarter of 2022, mostly a result of a higher gross profit, lower finance costs and increased interest income, partially offset by higher G&A expenses. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in the first quarter of 2023 were $45.5 million compared to $40.5 million in the first quarter of 2022. The increase was mainly the result of increased revenues from higher deliveries in 2023, lower finance costs and higher interest revenues, partially offset by negative non-cash working capital items and higher G&A expenses.

_____________________________________

5 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three months ended March 31, 2023 and 2022 (in thousands of dollars, except amounts per share):

		Three months ended March 31,
		2023	2022
		$	$

Revenues	(a)	59,587	50,689

Cost of sales	(b)	(4,041)	(3,181)
Depletion	(c)	(13,495)	(11,298)

Gross profit	(d)	42,051	36,210

Other operating expenses
General and administrative	(e)	(6,209)	(4,836)
Business development	(f)	(1,496)	(1,421)

Operating income		34,346	29,953

Other expenses, net	(g)	(5,107)	(7,756)

Earnings before income taxes		29,239	22,197

Income tax expense	(h)	(8,391)	(5,393)

Net earnings from continuing operations		20,848	16,804

Net loss from discontinued operations	(i)	-	(22,333)

Net income (loss)		20,848	(5,529)

Net income (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		20,848	326
Non-controlling interests		-	(5,855)

Net earnings per share from continuing operations
Basic		0.11	0.10

Net earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic		0.11	-

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

(a) Revenues are comprised of the following:

	Three months ended March 31,
	2023			2022
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,562	13,537	34,676	2,380	12,527	29,822
Silver sold	29	424,628	12,519	31	269,061	8,331
Diamonds sold(i)	161	43,013	7,027	183	39,276	7,190
Other (paid in cash)	-	-	5,365	-	-	5,346
			59,587			50,689

(i) In the first quarter of 2023, the diamonds were sold by an agent for Osisko for a blended selling price of $161 (US$119) per carat. The average selling price includes 6,797 incidental carats sold outside of the run of mine sales at an average price of $52 (US$38) per carat. Excluding the incidental carats, 36,216 carats were sold at an average price of $181 (US$134) per carat.

In the first quarter of 2022, the diamonds were sold by an agent for Osisko for a blended selling price of $183 (US$143) per. The average selling price includes 6,797 incidental carats sold outside of the run of mine sales at an average price of $50 (US$39) per carat. Excluding the incidental carats, 32,478 carats were sold at an average price of $211 (US$165) per carat.

The increase in gold and silver ounces sold in 2023 is mainly the result of higher deliveries under the royalty and stream agreements.

(b) In the first quarter of 2023, cost of sales amounted to $4.0 million compared to $3.2 million in the first quarter of 2022. Cost of sales represents mainly the acquisition price of the metals and diamonds under the stream and offtake agreements, as well as refining, insurance,  transportation and other costs related to the metals received under royalty agreements. The increase in 2023 is mainly the result of higher deliveries under the royalty and stream agreements.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense in the first quarter of 2023 amounted to $13.5 million compared to $11.3 million in the first quarter of 2022. The increase in 2023 is mostly due to higher deliveries under the royalty and stream agreements.

(d) The breakdown of cash margin6 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended March 31,
	2023	2022
	$	$
Royalty interests
Revenues	39,178	34,989
Less: cost of sales (excluding depletion)	(135)	(94)
Cash margin (in dollars)	39,043	34,895

Depletion	(6,848)	(6,855)
Gross profit	32,195	28,040

Stream interests
Revenues	20,409	15,700
Less: cost of sales (excluding depletion)	(3,906)	(3,087)
Cash margin (in dollars)	16,503	12,613

Depletion	(6,647)	(4,443)
Gross profit	9,856	8,170

Royalty and stream interests
Total cash margin (in dollars)	55,546	47,508
Divided by: total revenues	59,587	50,689
Cash margin (in percentage of revenues)	93.2%	93.7%

Total - Gross profit	42,051	36,210

_________________________________________

6  Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

(e) G&A expenses increased in the first quarter of 2023, mostly as a result of general inflation in professional services, increased share-based compensation, lower costs recoveries from associates and increased activities.

(f) Business development expenses were relatively stable at $1.5 million in the first quarter of 2023 compared to $1.4 million in the first quarter of 2022.

(g) Other expenses, net of $5.1 million in the first quarter of 2023 include a share of loss of associate of $6.1 million and finance costs of $2.9 million, partially offset by interest income of $2.1 million and a net gain on investments of $1.8 million (which includes a non-cash gain on dilution on investments of $4.8 million, partially offset by a change in fair value of financial assets at fair value through profit and loss).

Other expenses, net of $7.8 million in the first quarter of 2022 include finance costs of $5.9 million and a net loss on investments of $6.4 million (including a variation in fair value on investments at fair value through profit and loss of $7.9 million), partially offset by a share of income of associates of $2.6 million, interest income of $1.1 million and a gain on foreign exchange of $0.8 million.

(h) The effective income tax rate related to the continuing operations in the first quarter of 2023 is 28.7% compared to 24.3% in the first quarter of 2022. The statutory rate is 26.5% in 2023 and 2022. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $0.9 million were paid in the first quarter of 2023 compared to $0.2 million in the first quarter of 2022 and were related to taxes on royalties earned in foreign jurisdictions.

(i) The net loss from discontinued operations is related to the activities of Osisko Development. Please refer to the Basis of Presentation section of this MD&A for more details.

Liquidity and Capital Resources

As at March 31, 2023, the Company's cash position amounted to $119.1 million compared to $90.5 million as at December 31, 2022.

Significant variations in the liquidity and capital resources for the three months ended March 31, 2023 are explained under the Cash Flows section of this MD&A.

Credit facility

A total amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million).

The Facility has a maturity date of September 29, 2026. The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. In March 2023, the Company repaid an amount of $15.0 million on the Facility. As at March 31, 2023, an amount of $135.0 million was drawn under the Facility and the effective interest rate was 6.4%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at March 31, 2023, all such ratios and requirements were met.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Cash Flows

The following table summarizes the cash flows for the three months ended March 31, 2023 and 2022 (in thousands of dollars):

	Three months ended March 31,
	2023	2022
	$	$
Cash flows from continuing operations
Operations	48,722	39,892
Working capital items	(3,272)	615
Operating activities	45,450	40,507
Investing activities	(1,914)	(15,586)
Financing activities	(14,984)	285,528
Change in cash from continuing operations	28,552	310,449
Change in cash from discontinued operations	-	23,554
Effects of exchange rate changes on cash	(16)	(251)
Increase in cash	28,536	333,752
Cash - beginning of period	90,548	115,698
Cash - end of period	119,084	449,450

Operating Activities

In the first quarter of 2023, cash flows provided by operating activities from continuing operations amounted to $45.5 million compared to $40.5 million in the first quarter of 2022. The increase was the result of increased revenues from higher deliveries in 2022, lower finance costs and higher interest revenues, partially offset by negative non-cash working capital items and higher G&A expenses.

Investing Activities

In the first quarter of 2023, cash flows used in investing activities by continuing operations amounted to $1.9 million compared to $15.6 million in the first quarter of 2022.

In the first quarter of 2023, Osisko acquired notes receivable for $1.9 million (presented as other investments and short-term investments on the consolidated balance sheets).

In the first quarter of 2022, Osisko invested $9.3 million in royalty interests (including $6.5 million to increase its NSR royalty on the Pine Point project) and acquired investments for $6.3 million (including reinvestments of the net proceeds from the Renard diamond stream of $5.2 million).

Financing Activities

In the first quarter of 2023, cash flows used by financing activities from continuing operations amounted to $15.0 million compared to cash flows provided by financing activities of $285.5 million in the first quarter of 2022.

In the first quarter of 2023, Osisko repaid an amount of $13.5 million under its revolving credit facility, net of discount on banker's acceptance (gross repayment of $15.0 million), paid $9.8 million in dividends and received proceeds from the exercise of share options and the share purchase plan for $8.9 million.

In the first quarter of 2022, Osisko completed a bought deal public offering of US$250.2 million ($312.0 million). Transactions costs paid during the first quarter of 2022 amounted to $12.8 million. Osisko paid $8.7 million in dividends to its shareholders and purchased for cancellation a total of 347,492 common shares for $4.9 million (average acquisition price per share of $14.04). Osisko received proceeds from the exercise of share options and the share purchase plan for $0.6 million.

Discontinued Operations

In the first quarter of 2022, discontinued operations (representing the activities from Osisko Development) provided $23.6 million in net cash flows, including $37.1 million provided by financing cash flows and $3.3 million provided by investing cash flows, partially offset by $16.9 million used in operating cash flows. Cash provided by financing activities were related to a bought deal private placement completed by Osisko Development, partially offset by capital payments on lease liabilities. Cash provided by investing activities was related to proceeds from the sale of equity investments, partially offset by investments in mining assets, plant and equipment by Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

2023 Guidance

Osisko expects GEOs earned to reach 95,000 to 105,000 in 2023 at an average cash margin of 93%.

Osisko's 2023 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

For the 2023 guidance, deliveries of silver, diamond, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 80:1. The 2023 guidance also forecasts the closing of the CSA Silver Stream in the second quarter of 2023, with an effective date of February 1, 2023.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

GEOs(2)	23,111	25,023	23,850	22,243	18,251	19,830	20,032	20,178
Cash	119,084	90,548	300,542	449,283	449,450	115,698	151,945	254,963
Total assets	2,008,740	1,996,301	2,135,607	2,923,434	2,892,715	2,370,622	2,390,325	2,410,727
Total long-term debt	134,370	147,950	298,232	305,236	414,361	410,435	405,306	401,954
Equity	1,759,062	1,737,211	1,727,376	2,375,745	2,086,419	1,780,061	1,811,600	1,842,230
Revenues (3)	59,587	61,914	53,661	51,545	50,689	50,673	50,035	57,246
Net cash flows from operating activities (3)	45,450	48,524	51,067	34,965	40,507	35,061	44,080	37,341
Impairment of assets, net of income taxes (3)	271	3,000	275	384	520	(650)	-	-
Net earnings (3)	20,848	22,408	28,014	18,059	16,804	21,230	25,590	16,341
Basic and diluted net earnings per share (3)	0.11	0.12	0.15	0.11	0.10	0.13	0.15	0.10

Weighted average shares outstanding (000's)
- Basic	184,719	184,265	184,839	185,316	166,926	166,807	167,924	167,895
- Diluted	185,443	184,682	185,850	185,630	167,278	167,073	168,220	168,291
Share price - TSX - closing	21.36	16.32	14.07	12.98	16.49	15.48	14.23	16.99
Share price - NYSE - closing	15.82	12.07	10.10	10.10	13.19	12.25	11.23	13.70
Price of gold (average US$)	1,890	1,727	1,729	1,871	1,877	1,796	1,794	1,816
Closing exchange rate(4) (US$/Can$)	1.3533	1.3544	1.3707	1.2886	1.2496	1.2678	1.2741	1.2394

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in the first quarter of 2022 and for the year 2021.

(3) The comparative figures have been restated to conform to the actual single segment presentation and the discontinued operations (refer to the Basis of Presentation section of this MD&A for more details). The figures presented are for the continuing operations only.

(4) Bank of Canada Daily Rate.

During the first quarter of 2023, Osisko repaid $15.0 million on its revolving credit facility ($13.5 million, net of discount on banker's acceptances).

During the fourth quarter of 2022, Osisko repaid its convertible debentures for $300.0 million using $150.0 million from its cash balance and drew on its credit facility for the balance.

During the third quarter of 2022, Osisko deconsolidated Osisko Development. Refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

During the second quarter of 2022, Osisko Development closed equity financings for an aggregate $208.0 million, net of issue costs.

During the first quarter of 2022, Osisko closed a US$250.2 million bought deal equity financing. During the same period, Osisko Development closed a bought deal private placement and issued an aggregate 9,525,850 units for gross proceeds of approximately $42.4 million, with each unit comprised of one common share of Osisko Development and one common share purchase warrant.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Segment Disclosure

The President and CEO (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2023 and 2022, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2023

Royalties	38,285	381	23	489	-	39,178
Streams	9,741	8,293	-	-	2,375	20,409

	48,026	8,674	23	489	2,375	59,587

2022

Royalties	33,806	336	35	812	-	34,989
Streams	8,629	4,237	276	-	2,558	15,700

	42,435	4,573	311	812	2,558	50,689

(i) 90% of North America's revenues are generated from Canada during the three months ended March 31, 2023 (92% during the three months ended March 31, 2022).

For the three months ended March 31, 2023, three royalty/stream interests generated revenues of $35.8 million ($31.2 million for the three months ended March 31, 2022), which represented 60% of revenues (62% of revenues for the three months ended March 31, 2022), including one royalty interest that generated revenues of $20.5 million ($19.8 million for the three months ended March 31, 2022).

For the three months ended March 31, 2023, revenues generated from precious metals and diamonds represented 87% and 12% of revenues, respectively. For the three months ended March 31, 2022, revenues generated from precious metals and diamonds represented 84% and 14% of revenues, respectively.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at March 31, 2023 and December 31, 2022, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2023

Royalties	658,521	157,243	17,329	24,066	-	14,965	872,124
Streams	222,397	174,943	-	-	30,179	50,109	477,628
Offtakes	-	-	9,565	-	5,012	-	14,577

	880,918	332,186	26,894	24,066	35,191	65,074	1,364,329

December 31, 2022

Royalties	664,985	157,552	17,345	24,228	-	14,965	879,075
Streams	225,517	177,853	-	-	30,203	51,017	484,590
Offtakes	-	-	9,572	-	5,016	-	14,588

	890,502	335,405	26,917	24,228	35,219	65,982	1,378,253

(i) 81% of North America's net interests are located in Canada as at March 31, 2023 (81% as at December 31, 2022).

Related Party Transactions

As at March 31, 2023, a note receivable from an associate of $30.9 million ($30.9 million as at December 31, 2022) is included in other investments on the consolidated balance sheet and interest receivable from an associate of $6.0 million is included in amounts receivable ($5.2 million as at December 31, 2022). As of March 31, 2023, Osisko acts as a guarantor towards an insurance company that has issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests, Equity Investments and Contractual Obligations and Commitments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at March 31, 2023, significant commitments related to the acquisition of royalties and streams are detailed in the following table. The Company intends to meet these commitments by using its cash balance, the operating cash flows to be generated from its operations and/or drawing on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$45.0 million

Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.

		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Metals Acquisition Corp. (i)	CSA mine (silver stream)	US$75.0 million (up to US$90.0 million)	Closing of the acquisition of the CSA mine by MAC.

Metals Acquisition Corp. (i)	CSA mine (copper stream)	Up to US$75.0 million	Closing of the acquisition of the CSA mine by MAC.

(i) Refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for details on the proposed transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(8)	4.22%	62.5%		$400	$4		40 years	November 2015 Amended Jan. 2019
Amulsar offtake(2),(8)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015 Amended Jan. 2019
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended Dec. 2021
Gibraltar stream(4)		75%			nil		Life of mine	March 2018 Amended April 2020
Mantos Blancos stream(5)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
San Antonio stream	15%	15%		15% spot price	15% spot price		Life of mine	November 2020
Sasa stream(6)		100%			$6.21		40 years	November 2015
Tintic stream(7)	2.5%	2.5%		25% spot price	25% spot price		Life of mine	September 2022

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered. Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if the operator elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko Bermuda (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) Osisko will receive from Taseko an amount of silver production equal to 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% thereafter. As of  March 31, 2023, a total of 1.1 million ounces of silver have been delivered under the stream agreement.

(5) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of March 31, 2023, a total of 4.0 million ounces of silver have been delivered under the stream agreement.

(6) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(7) 2.5% stream on all metals produced until 27,150 ounces of refined gold have been delivered, and thereafter 2.0% steam on all metals produced.

(8) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of May 10, 2023, 184,724,237 common shares and 3,347,026 share options were issued and outstanding.

Subsequent Event to March 31, 2023

Dividend

On May 10, 2023, the Board of Directors declared a quarterly dividend of $0.06 per common share payable on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

International Situation

International conflicts, geopolitical tensions and significant inflationary environments have historically led to, and may in the future lead to, uncertainty or volatility in global commodity markets, financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international actions, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly, and may generate more inflationary pressures. Volatility in commodity prices, supply chain disruptions, increased interest rates and continued inflationary pressures may adversely affect the Company's business, financial condition and results of operations, directly or indirectly. The extent and duration of the current Russia-Ukraine conflict and related international actions cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A or in the Annual Information Form, including those relating to commodity price volatility, global financial conditions and inflationary pressures.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2022 and 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein.

On September 30, 2022, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method. On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet and recorded its interest in Osisko Development at fair value as an investment in an associate at $207.0 million. The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment. This segment was deemed to have been disposed on September 30, 2022 and its results of operations and cash flows have been reclassified as discontinued operations. Refer to the consolidated financial statements of Osisko for the years ended December 31, 2022 and 2021 for more details.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Significant accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021 and in the interim unaudited consolidated financial statements for the three months ended March 31, 2023, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS including (i) cash margin (in dollars and in percentage or revenues), (ii) adjusted earnings (loss) and (iii) adjusted earnings (loss) per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) from continuing operations, adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses). Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	Three months ended March 31,
	2023	2022
(in thousands of dollars, except per share amounts)	$	$

Net earnings from continuing operations	20,848	16,804

Adjustments:
Impairment of assets	271	520
Foreign exchange loss (gain)	18	(876)
Unrealized net (gain) loss on investments	(2,097)	5,840
Share of loss (income) of associates	6,145	(2,604)
Deferred income tax expense	7,460	5,159

Adjusted earnings	32,645	24,843

Weighted average number of common shares outstanding (000's)	184,719	166,926

Adjusted earnings per basic share	0.18	0.15

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the ability to complete any announced transaction, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions.  In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko's Passive Foreign Investment Company ("PFIC") status.  The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sandeep Singh Sandeep Singh President and Chief Executive Officer May 10, 2023

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - First Quarter Report

Corporate Information

Osisko Gold Royalties Ltd	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Executive Chair	Sean Roosen, Executive Chair
Joanne Ferstman, Lead Director	Sandeep Singh, President and Chief Executive Officer
The Hon. John R. Baird	Guy Desharnais, Vice President, Project Evaluation
Edie Hofmeister	Iain Farmer, Vice President, Corporate Development
William Murray John	André Le Bel, Vice President, Legal Affairs and
Robert Krcmarov	Corporate Secretary
Pierre Labbé	Grant Moenting, Vice President, Capital Markets
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief
Charles E. Page	Financial Officer
Sandeep Singh	Heather Taylor, Vice President, Investor Relations

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice-President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP